SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2016

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SEABRIDGE GOLD INC.

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibits 1.1 and 5.17 hereto are incorporated by reference as exhibits to the Company’s registration statement on Form F-10/A (File No. 333-197653), as may be amended and supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: April 25, 2016

EXHIBIT INDEX

Exhibit 1.1	Underwriting Agreement, dated April 22, 2016, among Canaccord Genuity Corp., National Bank Financial Inc., Paradigm Capital Inc. and the Company

Exhibit 5.17	Consent of Thorsteinssons LLP, Canadian tax counsel to the Company